EXHIBIT 20.1
NEWS RELEASE

                                                   Nextel Communications, Inc.
                                                   1505 Farm Credit Drive
                                                   McLean, VA  22102
                                                   703-394-3000


[LOGO]                                            Media:
                                                  Ben Banta (703) 394 - 3573
For Immediate Release                             Investors/Analysts:
                                                  Paul Blalock (703) 394 - 3500

                NEXTEL ANNOUNCES EARLY COMMITMENT OF MCCAW FAMILY
       TO EXERCISE OPTIONS, AN EXPANDED AGREEMENT FOR ADDITIONAL FINANCING
                    AND RECORD FIRST QUARTER SUBSCRIBER GAINS

                  -- Commitment to Early Exercise of July 1997
                         Options Worth $232.5 Million --
                    -- McCaw Family Pays $25 Million for New
                     July 1998 Options Worth $420 Million --
                 -- Record First Quarter Digital Adds of 122,600
                             on Increased Revenue --

McLEAN, VA., April 14, 1997 -- Nextel Communications, Inc.(NASDAQ: NXTL) today announced an early McCaw Family commitment to exercise its option to acquire 15 million shares of Nextel common stock on July 28, 1997, at an exercise price of $15.50 per share, for a total of $232.5 million. The McCaw Family also purchased, for a $25 million total purchase price, options to acquire up to 25 million shares expiring in July 1998 for a total exercise price of $420 million in new equity, further increasing the potential McCaw Family strategic investment in Nextel to approximately $1.6 billion.

Nextel also announced that it added a record 122,600 digital subscribers during the first quarter of 1997. As of March 31, 1997, Nextel has approximately 422,900 digital subscriber units in service in hundreds of cities across the U.S. The increase is a 70 percent jump over last year's fourth quarter results when 72,300 digital subscriber units were added. The company also announced an increase in average monthly revenue per digital unit from a fourth quarter 1996 level of $56 to a first quarter 1997 level of $59.

"Strong subscriber growth and the early option exercise and enhanced financing from the McCaw Family are significant votes of confidence and confirm that we're on target with our business plan," said Dan Akerson, chairman and chief executive officer of Nextel Communications. "We continue to aggressively build out our network and now have rolled out an equally aggressive advertising and marketing program to fuel our growth."

"Under Dan Akerson's able leadership, Nextel is finally on the road to fulfilling the promise of high quality wireless communications for work groups," commented Craig O. McCaw, Nextel's leading shareholder. "We appreciate the incredible effort Motorola has made in lifting the iDEN technology to a global standard of quality."

The new McCaw Family July 1998 options to acquire 25 million shares are divided into an option to acquire 15 million Nextel shares at an exercise price of $16 per share and 10 million shares at an exercise price of $18 per share. These options expire on July 28, 1998.

In a related transaction, the McCaw Family has agreed to provide Nextel with $50 million in senior secured financing in order to permit Nextel to meet certain requirements of its current financing commitment with Motorola. In addition, Nextel has agreed, concurrent with the firm commitment of the McCaw Family to exercise its options for 15 million shares at $15.50 per share, to issue a price protection instrument to the McCaw Family that will be exercisable at no cost for up to 1.6 million shares of Nextel common stock. The actual number of shares to potentially be issued will vary based upon the average market price of Nextel common stock for the 20 days prior to the July 28 option exercise. No additional shares will be issued if the average is above the $15.50 exercise price and the maximum number of shares will be issued if the average is $14.00 or less. Nextel has also agreed that the McCaw Family may grant, to a purchaser of at least 10 million of the shares issuable on exercise of the new options, a right to designate one nominee for election to Nextel's board.

The transactions are subject to negotiation of definitive agreements and to receipt of certain approvals, including Nextel's receipt of consents to certain amendments of its public indenture that would enhance Nextel's financing flexibility.

Nextel Communications, based in McLean, VA, is the nation's leading provider of fully integrated wireless communications and has built the largest guaranteed all-digital wireless network in the United States. To learn more about Nextel and our services, visit our website at http://www.nextel.com.

                                      # # #